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                                                                      EXHIBIT 12

                        LORAL SPACE & COMMUNICATIONS LTD

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (In thousands, except ratios)
                                  (Unaudited)

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
                                                                                     NINE MONTHS
                                                                YEAR ENDED              ENDED
                                                             DECEMBER 31, 1997    DECEMBER 31, 1996
                                                             -----------------    -----------------
Earnings:
  Income before income taxes, minority interest and equity
     in net loss of affiliates.............................      $126,982              $16,498
  Plus:
     Interest expense......................................        37,871                6,000
     Interest component of rent expense(1).................         4,400
  Less capitalized interest................................        22,641
                                                                 --------              -------
Earnings available to cover fixed charges..................      $146,612              $22,498
                                                                 ========              =======
Fixed charges(2)...........................................      $ 78,568              $ 6,000
                                                                 ========              =======
Ratio of earnings to fixed charges.........................          1.9x                 3.7x
                                                                 ========              =======
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(1) The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2) Fixed charges include preferred dividends as adjusted for the Company's effective tax rate.